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News Release
For immediate release

Bell Canada Executive Change

MONTRÉAL, (Québec), August 1, 2006 - Bell Canada today announced that Isabelle Courville has decided to step down as President of Bell Canada’s Enterprise group, having successfully repositioned the business as a Canadian ICT leader over the past three years.

“Isabelle decided some months ago that she wanted to re-assess her career options and asked us to begin the search for her successor,” said Michael Sabia, President and Chief Executive Officer of BCE Inc. and CEO of Bell Canada.

“All of us at BCE respect the considered approach Isabelle is taking,” Sabia said. “In recognition of the significant contribution Isabelle makes to the company, and her future potential, we are offering our full support, including an opportunity in advanced management development this fall at a leading international business school.”

“We look forward to continuing Isabelle’s association with Bell,” Mr. Sabia added.

Ms. Courville has led an impressive number of pioneering initiatives at Bell.

As President and CEO of the Bell Nordiq Group, Isabelle led the integration of Telebec and Northern Tel, two telecommunications leaders in Northern Ontario and Québec.

Subsequently, Isabelle spearheaded the creation of Bell Nordiq Income Fund, the first of its kind in Canada’s telecommunications industry, which became a model of service delivery in low density areas.

Since 2003, as President of Bell’s Enterprise group, Ms. Courville and her team have increased the breadth of Bell’s solutions portfolio and brought the customer experience to industry-leading levels.

About Bell Canada

Bell Canada is Canada’s national leader in communications with 28 million customer connections across the country. The company provides consumers with simple solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly-owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca, and for corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Ronald Alepian,
Bell Canada, Media Relations
514-870-5077
ronald.alepian@bell.ca